SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crosstex Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22765Y 10 4

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone / GSO Capital Solutions Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,121,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,121,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,121,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON PN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone / GSO Capital Solutions Overseas Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,878,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone / GSO Capital Solutions Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,121,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,121,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,121,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone / GSO Capital Solutions Overseas Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,878,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS GSO Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON CO

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Stephen Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS J. Albert Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSONS Douglas I. Ostrover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

EXPLANATORY NOTE: The Reporting Persons previously filed a statement on Schedule 13G with the Securities and Exchange Commission on October 26, 2012 with respect to the acquisition that is the subject of this Schedule 13D pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and are filing this Schedule 13D pursuant to Rule 13d-1(f) under the Act.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Crosstex Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2501 Cedar Springs, Dallas, Texas, 75201.

Item 2.	Identity and Background

(a)-(c)

This Schedule 13D is being filed by:

•	(i) Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership, (ii) Blackstone / GSO Capital Solutions Overseas Master Fund LP, which is a Cayman Islands limited partnership (together with Blackstone/GSO Capital Solutions Fund LP, the “GSO Funds”), (iii) Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company, (iv) Blackstone / GSO Capital Solutions Overseas Associates LLC, which is a Delaware limited liability company, and (v) GSO Holdings I LLC, which is a Delaware limited liability company (collectively, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) Blackstone Holdings I L.P., which is a Delaware limited partnership, (ii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iii) The Blackstone Group L.P., which is a Delaware limited partnership, and (iv) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a citizen of the United States of America;

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, loans and other investments.

The principal business of Blackstone / GSO Capital Solutions Associates LLC is performing the functions of, and serving as, the general partner of Blackstone / GSO Capital Solutions Fund LP. The principal business of Blackstone / GSO Capital Solutions Overseas Associates LLC is performing the functions of, and serving as, the general partner of Blackstone / GSO Capital Solutions Overseas Master Fund LP.

The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of each of Blackstone / GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC and other affiliated entities.

The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member of and member (or similar positions) of GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Holdings I LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 7,000,000 shares of Common Stock purchased by the GSO Funds on October 19, 2012 was approximately $91.0 million.

The GSO Funds’ payment of the aggregate purchase price was funded by cash on hand.

Item 4.	Purpose of Transaction

General

The GSO Funds acquired and currently hold their shares of Common Stock for investment purposes, subject to activities related to the transactions contemplated by the agreements described in this Item 4, including, without limitation, voting in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and the other matters described in this Item 4 and in Item 6.

In connection with the Agreement and Plan of Merger, dated as of October 21, 2013 (the “Merger Agreement”), by and among the Issuer, Devon Energy Corporation, a Delaware corporation (“Devon”), Devon Gas Services, L.P., a Delaware limited partnership and an indirect wholly-owned subsidiary of Devon, Acacia Natural Gas Corp I, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Devon (“New Acacia”), New Public Rangers, L.L.C., a Delaware limited liability company (“New Public Rangers”), Rangers Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New Public Rangers (“Crosstex Merger Sub”), and Boomer Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New Public Rangers (“Devon Merger Sub”), Devon entered into voting agreements, dated as of October 21, 2013, with the GSO Funds (the “Voting Agreement”), and certain other shareholders, officers and directors of the Issuer. Devon paid no consideration to the GSO Funds in connection with the execution and delivery of the Voting Agreement. In addition, in connection with entering into the Voting Agreement, the Issuer separately waived any breach or violation of any of the provisions of Stockholders Agreement (as defined below) that might occur in connection with entering into the Voting Agreement

Merger Agreement

Pursuant to the Merger Agreement, (i) Crosstex Merger Sub will be merged with and into the Issuer (the “Crosstex Merger”), with the Issuer surviving as a wholly-owned subsidiary of New Public Rangers and (ii) Devon Merger Sub will be merged with and into New Acacia (together with the Crosstex Merger, the “Mergers”), with New Acacia surviving as a wholly-owned subsidiary of New Public Rangers. Pursuant to the Merger Agreement, at the effective time of the Crosstex Merger, each outstanding share of Common Stock (other than shares owned by Devon or any of its wholly-owned subsidiaries, treasury shares and, shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive (i) an amount in cash equal to the quotient of (a) $100 million divided by (b) the number of fully diluted shares of Common Stock immediately prior to the effective time of the Crosstex Merger and (ii) one validly issued, fully paid and nonassessable common unit of New Public Rangers. As a result of the Mergers, the Issuer will acquire a 50% limited partner interest in Devon Midstream Holdings, L.P. (“Midstream Holdings”), which will own substantially all of Devon’s U.S. midstream energy business (the “Midstream Business”).

The consummation of the Mergers is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders; (ii) the registration statement on Form S-4 used to register New Public Rangers common units to be issued in the Crosstex Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iii) the approval for listing on an agreed securities exchange of the New Public Rangers common units to be issued in the Merger; (v) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; (vi) the absence of a material adverse effect with respect to each of the Issuer and the Midstream Business; (vii) the delivery of certain tax opinions; and (viii) the concurrent completion of a contribution by Devon of a 50% limited partner interest in Midstream Holdings and a 100% membership interest in the general partner of Midstream Holdings to Crosstex Energy, L.P., a Delaware limited partnership.

The Merger Agreement contains certain provisions that limit the ability of the Issuer to engage in a transaction that would entail a change of control of the Issuer during the pendency of the transactions contemplated by the Merger Agreement.

Effective as of, and subject to the occurrence of, the Mergers, the board of directors of New Public Rangers will consist of nine members, including, (i) five directors chosen by Devon; (ii) the Chief Executive Officer of the Issuer and (iii) three directors chosen by mutual agreement of Devon and the Issuer (each of whom will be independent for purposes of the rules of the New York Stock Exchange). Additionally, at the effective time of the Merger (the “Effective Time”), it is expected that John Richels (the current president and chief executive officer of Devon) will serve as chairman of New Public Rangers; Barry Davis (the current president and chief executive officer of the Issuer ) will serve as president and chief executive officer of New Public Rangers; and Mike Garberding (the current chief financial officer of the Issuer ) will serve as chief financial officer of New Public Rangers.

Voting Agreement

In connection with the Merger Agreement, the GSO Funds, each in its capacity as a shareholder of the Issuer , entered into a Voting Agreement with Devon. Under the terms of the Voting Agreement, each GSO Fund has agreed, among other things (i) to vote all Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and (ii) to vote all Common Stock against (a) any other acquisition proposal, (b) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer, and (c) any other corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement, (iii) to appoint Devon as such GSO Funds’ proxy to vote such shares of Common Stock in connection with the Merger Agreement and (iv) not to transfer such Common Stock or enter into other arrangements inconsistent with the Voting Agreement.

The Voting Agreement terminates at the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a change in recommendation of the Mergers by the board of directors of the Issuer in accordance with the Merger Agreement, (iv) 5:00 p.m., Dallas, Texas time on June 30, 2014 and (v) such date and time as any amendment or change to any of the transaction agreements is effected without the GSO Funds’ consent which amendment or change adversely affects such GSO Funds, including, without limitation, any amendment or change that decreases the merger consideration received in the Crosstex Merger.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Voting Agreement included as Exhibits E and F, respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

The Reporting Persons intend to review on a continuing basis the GSO Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, including, without limitation, the agreement of the GSO Funds not to transfer such Common Stock or enter into other arrangements inconsistent with the Voting Agreement, the Stockholders Agreement, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may, subject to the limitations under the Stockholders Agreement, seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the SEC on August 8, 2013, the following disclosure assumes that there are 47,723,578 shares of Common Stock outstanding.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 7,000,000 shares of Common Stock, representing approximately 14.7% of the outstanding shares of Common Stock.

As of the date hereof, (i) Blackstone / GSO Capital Solutions Fund LP directly holds 5,121,480 shares of Common Stock and (ii) Blackstone / GSO Capital Solutions Overseas Master Fund LP directly holds 1,878,520 shares of Common Stock.

Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Associates LLC.

Blackstone / GSO Capital Solutions Overseas Associates LLC is the general partner of Blackstone / GSO Capital Solutions Overseas Master Fund L.P. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Overseas Associates LLC.

Blackstone Holdings I L.P. is the sole member of each of GSO Holdings I L.L.C. and in that capacity, directs its operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting, and/or dispositive power with respect to the shares of Common Stock held by the GSO Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed or which are referenced herein constitute a “group.”

(c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On August 6, 2013, the GSO Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer relating to the registered resale of the shares of Common Stock previously purchased by the GSO Funds. Pursuant to the Registration Rights Agreement, the Issuer agreed to file up to two shelf registration statements for the resale of the Common Stock as soon as practicable following receipt of written notice from the holder of the Common Stock (the “Selling Holder”) requesting the filing of such shelf registration statement. The Issuer further agreed to use commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC no later than 180 days after filing such shelf registration statement. The Registration Rights Agreement also gives the holders of the Common Stock certain customary piggyback registration rights. In the Registration Rights Agreement, the Issuer agreed to indemnify the Selling Holder against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Selling Holder may be required to make because of any of those liabilities.

Stockholders Agreement

On August 6, 2013, the GSO Funds entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Issuer. Pursuant to the Stockholders Agreement, the GSO Funds agreed, among other things, not to (i) acquire or otherwise beneficially own, subject to certain conditions, more than 19.9% of the outstanding voting stock of the Issuer, (ii) dispose of any voting securities of the Issuer to any person that, upon consummation of such disposition, would have beneficial ownership of more than 9.9% of the outstanding voting securities of the Issuer, subject to certain exceptions or (iii) engage in any business combination with the Issuer without the prior approval of a majority of the independent directors. In addition, in connection with entering into the Voting Agreement, as described above, the Issuer separately waived any breach or violation of any of the provisions of Stockholders Agreement that might occur in connection with entering into the Voting Agreement.

The information set forth under Item 4 and in Exhibits E and F to this Schedule 13D is incorporated by reference into this Item 6.

References to, and descriptions of, the Registration Rights Agreement and Stockholders Agreement as set forth herein are qualified in their entirety by reference to the copy of the Registration Rights Agreement and Stockholders Agreement included as Exhibits G and H, respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated September 13, 2013, among the Reporting Persons (incorporated herein by reference to Exhibit D to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit B:	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (incorporated herein by reference to Exhibit A to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit C:	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (incorporated herein by reference to Exhibit B to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit D:	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (incorporated herein by reference to Exhibit C to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit E:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to Devon’s Current Report on Form 8-K filed on October 22, 2013).

Exhibit F:	Voting Agreement, dated as of October 21, 2013, by and between Blackstone/GSO Capital Solutions Overseas Master Fund L.P. and Blackstone/GSO Capital Solutions Fund LP and Devon Energy Corporation (incorporated herein by reference to Exhibit 10.1 to Devon’s Current Report on Form 8-K filed on October 22, 2013).

Exhibit G:	Registration Rights Agreement, dated August 6, 2013, by and among Crosstex Energy, Inc. and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. and Blackstone / GSO Capital Solutions Fund LP (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 10-Q filed on August 8, 2013).

Exhibit H:	Stockholders Agreement, dated August 6, 2013, by and among Crosstex Energy, Inc. and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. and Blackstone / GSO Capital Solutions Fund LP (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 10-Q filed on August 8, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2013

Blackstone / GSO Capital Solutions Fund LP

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Chief Legal Officer

Blackstone / GSO Capital Solutions Overseas Master Fund LP

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Chief Legal Officer

Blackstone / GSO Capital Solutions Associates LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Chief Legal Officer

Blackstone / GSO Capital Solutions Overseas Associates LLC

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Chief Legal Officer

GSO Holdings I LLC

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

By: /s/ Stephen A. Schwarzman
Stephen A. Schwarzman

Bennett J. Goodman

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated September 13, 2013, among the Reporting Persons (incorporated herein by reference to Exhibit D to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit B:	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (incorporated herein by reference to Exhibit A to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit C:	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (incorporated herein by reference to Exhibit B to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit D:	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (incorporated herein by reference to Exhibit C to the Reporting Persons’ Statement on Schedule 13G on October 26, 2012).

Exhibit E:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to Devon’s Current Report on Form 8-K filed on October 22, 2013).

Exhibit F:	Voting Agreement, dated as of October 21, 2013, by and between Blackstone/GSO Capital Solutions Overseas Master Fund L.P. and Blackstone/GSO Capital Solutions Fund LP and Devon Energy Corporation (incorporated herein by reference to Exhibit 10.1 to Devon’s Current Report on Form 8-K filed on October 22, 2013).

Exhibit G:	Registration Rights Agreement, dated August 6, 2013, by and among Crosstex Energy, Inc. and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. and Blackstone / GSO Capital Solutions Fund LP (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 10-Q filed on August 8, 2013).

Exhibit H:	Stockholders Agreement, dated August 6, 2013, by and among Crosstex Energy, Inc. and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. and Blackstone / GSO Capital Solutions Fund LP (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 10-Q filed on August 8, 2013).